SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: October 13, 2003

                             Koninklijke Ahold N.V.
                           -------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                           -------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                           -------------------------
                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
              -----------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111

                                     0-18898
                           -------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F   __
                             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   __                  No   X
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On October 13, 2003, Koninklijke Ahold N.V. (the "Company") delivered a notice to certain of its directors and executive officers regarding the extension of the blackout period under which such directors and executive officers are prohibited from trading in the Company's equity securities pursuant to the requirements of Section 306(a) of the Sarbanes-Oxley Act of 2002. A copy of the notice is attached hereto as Exhibit 1.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           KONINKLIJKE AHOLD N.V.


Date:    October 20, 2003                  /s/ H.R. Ryopponen
                                           -------------------------------------
                                           By:  H.R. Ryopponen
                                           Title:  Executive Vice President
                                                   and CFO

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

1. October 13, 2003, notice of extension of blackout period delivered by Koninklijke Ahold N.V. to certain of its directors and executive officers